UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 001-33655

Paragon Shipping Inc.
(Translation of registrant’s name into English)

15 Karamanli Ave., GR 166 73, Voula, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 to this report on form 6-K is a copy of the press release of Paragon Shipping Inc. (the “Company”) dated September 9, 2008, announcing that Michael Bodouroglou, its Chairman and Chief Executive Officer, will be presenting at Jefferies 5th Annual Shipping, Logistics & Offshore Services Conference on Wednesday, September 17, 2008 at 9:00 A.M. Eastern Time.

Exhibit 1

For Immediate Release

PARAGON SHIPPING INC. TO PRESENT AT JEFFERIES SHIPPING, LOGISTICS & OFFSHORE SERVICES CONFERENCE

ATHENS, Greece, September 9, 2008 – Paragon Shipping Inc. (Nasdaq: PRGN), a global shipping transportation company specializing in drybulk cargoes, announced today that Michael Bodouroglou, its Chairman and Chief Executive Officer, will be presenting at Jefferies 5th Annual Shipping, Logistics & Offshore Services Conference on Wednesday, September 17, 2008 at 9:00 A.M. Eastern Time.

A live audio webcast and accompanying slide presentation will be available on the Paragon Shipping website at www.paragonship.com.  Please allow 15 minutes prior to the presentation to visit the site and download and install any necessary audio software. The webcast will be archived on this site for 90 days.

About Paragon Shipping Inc.
Paragon Shipping Inc. is an Athens, Greece-based international shipping company specializing in the transportation of drybulk cargoes. The Company’s current fleet consists of twelve vessels with a total carrying capacity of 765,137 dwt. For further information, please visit the Company’s website at www.paragonship.com.

Contacts:
Christopher Thomas Chief Financial Officer Paragon Shipping Inc. 15 Karamanli Ave. GR 166 73 Voula, Greece Tel: +30 (210) 8914 600	Eric Boyriven, Alexandra Tramont FD Tel: +1(212) 850-5600

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paragon Shipping Inc.

Dated: September 9, 2008	By:	/s/ Christopher J. Thomas
	Name:	Christopher J. Thomas
	Title:	Chief Financial Officer

SK 25744 0001 917273